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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


08025657

SEC FILE NUMBER

8- 35353

REPORT FOR THE PERIOD BEGINNING __January 1, 2007__ AND ENDING __December 31, 2007__
                   (MM/DD/YY)   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WIC Corp.

PROCESSED

MAR 07 2008

THOMSON
FINANCIAL

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South 6th Street, Suite 620B
                           (No. and Street)

Minneapolis	MN	55403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Jones   612-341-2218
                                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.

(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC
Mail Processing
Section

FEB 20 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).

OATH OR AFFIRMATION

I, Margaret Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WIC Corp. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

BRIAN H. WERTZ
NOTARY PUBLIC MINNESOTA
My Commission Exp. 31, 2010

This report** contains (check all applicable boxes):

☒	(a)	Facing page.
☒	(b)	Statement of Financial Condition.
☒	(c)	Statement of Income (Loss).
☒	(d)	Statement of Changes in Financial Condition
☒	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒	(g)	Computation of Net Capital
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-1.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☒	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIC CORP.

FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006



Mayer Hoffman McCann P.C.

An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

WIC CORP.

We have audited the statements of financial condition of WIC Corp. as of December 31, 2007 and 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of WIC Corp. as of December 31, 2007 and 2006, and the results of its operations, changes in stockholder's equity and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C

Minneapolis, Minnesota
January 31, 2008

WIC CORP.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

		2007		2006
ASSETS				
ASSETS				
Cash	$	13,489	$	58,979
Accounts receivable		315		165
Clearing deposit		10,034		10,118
Investment securities		88,740		39,440
TOTAL ASSETS	$	112,578	$	108,702
LIABILITIES				
LIABILITIES				
Accounts payable and accrued expenses	$	396	$	370
Accrued income tax		16,400		1,500
Deferred tax liability		890		3,000
TOTAL LIABILITIES		17,686		4,870
STOCKHOLDER'S EQUITY				
CAPITAL CONTRIBUTED				
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 12,000 shares		120		120
Additional paid-in capital		41,880		41,880
TOTAL CAPITAL CONTRIBUTED		42,000		42,000
RETAINED EARNINGS		52,892		61,832
TOTAL STOCKHOLDER'S EQUITY		94,892		103,832
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	112,578	$	108,702

See Notes to Financial Statements

WIC CORP.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2007 and 2006

	2007	2006
REVENUE		
Commissions	$ 33,582	$ 32,222
Investment income	4,215	198
NASD special payment	35,000	-
TOTAL REVENUE	72,797	32,420
EXPENSE		
Management fee	2,000	2,000
Trading fees	11,698	9,734
Other	18,749	17,956
TOTAL EXPENSES	32,447	29,690
INCOME BEFORE INCOME TAXES	40,350	2,730
INCOME TAXES	14,290	900
NET INCOME	$ 26,060	$ 1,830

See Notes to Financial Statements

WIC CORP.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2007 and 2006

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2005	12,000	$ 120	$ 41,880	$ 60,002	$ 102,002
Net income				1,830	1,830
Balance, December 31, 2006	12,000	120	41,880	61,832	103,832
Dividends paid to parent				(35,000)	(35,000)
Net income				26,060	26,060
Balance, December 31, 2007	12,000	$ 120	$ 41,880	$ 52,892	$ 94,892

See Notes to Financial Statements

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WIC CORP.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 26,060	$ 1,830
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Realized (gain) loss	(5,490)	-
Change in unrealized (gain) loss	5,273	1,546
Reinvested dividends and interest	(1,339)	(997)
Deferred taxes	(2,110)	(600)
Decrease (increase) in operating assets:		
Accounts receivable	(66)	82
Increase (decrease) in operating liabilities:		
Accounts payable	26	(306)
Accrued income taxes	14,900	(300)
NET CASH FLOWS FROM OPERATING ACTIVITIES	37,254	1,255
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of investments	8,790	17,913
Purchase of investments	(56,534)	-
NET CASH FLOWS FROM INVESTING ACTIVITIES	(47,744)	17,913
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend paid	(35,000)	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	(35,000)	-
NET INCREASE (DECREASE) IN CASH	(45,490)	19,168
CASH, BEGINNING OF YEAR	58,979	39,811
CASH, END OF YEAR	$ 13,489	$ 58,979

See Notes to Financial Statements

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(1)   <u>**Nature of business and significant accounting policies**</u>

Nature of business – WIC Corp. (the Company) is a wholly owned subsidiary of WCM, Inc. Both companies changed their names during 2005 with Whittlinger Investment Corporation becoming WIC Corp. and Whittlinger Capital Management, Inc. becoming WCM, Inc. (WCMI).

The Company acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the upper Midwest area. The Company's principal source of business is the execution of security trades as directed by WCMI for WCMI's managed accounts.

A summary of the Company's significant accounting policies follows:

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment securities - Investment securities are carried at quoted market price for the specific security as observed in an active and accessible market. Changes in this fair value are recognized currently as unrealized gains or losses and included in the statement of operations under the caption investment income.

Income recognition - Security transactions and their related commission revenue are recognized for accounting purposes on the trade date.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for differences in deductible temporary differences and operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment.

Cash equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

(2) <u>Investment securities</u>

Cost, fair value and aggregate unrealized gains and losses for investment securities at December 31, 2007 and 2006 are summarized below:

2007	Fair Market		Cost		Unrealized Gains		Losses	
Money market fund	$	63,973	$	63,973	$	-	$	-
Equity securities		24,766		22,556		2,210		-
Total investment securities	$	88,739	$	86,529	$	2,210	$	-

2006	Fair Market		Cost		Unrealized Gains		Losses	
Money market fund	$	7,259	$	7,259	$	-	$	-
Equity securities		32,181		24,967		7,484		-
Total investment securities	$	39,440	$	32,226	$	7,484	$	-

Investment income reflected on the statement of operations includes realized and unrealized gains and losses as follows:

	Years Ended December 31,			
	2007		2006	
Net realized gains (losses)	$	5,490	$	-
Net unrealized gains (losses)		(5,274)		(1,546)
Total realized and unrealized gains and losses	$	216	$	(1,546)

(3) <u>Customer transactions</u>

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(4) <u>Related party transactions</u>

The Company shares office facilities with its parent company. A management fee of $2,000 was paid during the years ended December 31, 2007 and 2006 respectively to cover certain operating expenses. The Company received $33,581 and $32,222 from its parent as reimbursement for the costs associated with the execution of its security transactions and other services during the years ended December 31, 2007 and 2006, respectively.

(5) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2007, the Company had net capital and net capital requirements of $89,382 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .198 to 1 at December 31, 2007.

(6) **Income tax expense**

The components of the income tax provision for the years ended December 31, 2007 and 2006 are as follows:

	Years Ended December 31,	
	2007	**2006**
Currently (refundable) payable:		
Federal	$ 3,954	$ 1,150
State	12,446	350
Deferred tax	(2,110)	(600)
Total income tax provision	$ 14,290	$ 900
Cash paid WCMI during the year for WIC's share of the taxes payable	$ 1,500	$ 1,800

The Company files a consolidated tax return with WCMI. Tax expense is allocated to each entity based on its income or loss as it compares to the consolidated income or loss.

(7) **Financial instruments**

Off-balance-sheet credit risk - In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on a cash basis.

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.



MHM

Mayer Hoffman McCann P.C.

An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

WIC CORP.

Our audit was made for the purpose of forming an opinion on the basic financial statements of WIC Corp. for the year ended December 31, 2007 taken as a whole. The accompanying additional information as listed in the accompanying index, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information, as required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, the accompanying additional information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
January 31, 2008

WIC CORP.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2007

Total ownership equity from Statement of Financial Condition	$	94,892
Additions:		
Other -		-
Deductions:		
Non-allowable assets		(315)
Net capital before haircuts on securities positions		94,577
Haircuts on securities:		
Trading and investment securities		5,195
Net capital	$	89,382
Aggregate indebtedness:		
Included in statement of financial condition:		
Accounts payable and accrued expenses	$	17,686
Computation of basic net capital requirement:		
Minimum net capital required (the greater of		
$50,000 or 6-2/3% of aggregate indebtedness	$	50,000
Capital in excess of minimum requirement	$	39,382
Ratio, aggregate indebtedness to net capital		19.8%

WIC CORP.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
December 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$ 93,671
Audit adjustments:	
Adjustment to tax liabilites	(4,289)
Net capital as reported on Schedule I	**$ 89,382**

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$ 10,396
Audit adjustments:	
Adjustment to tax liabilites	4,290
Adjustment to Non-A.I. Liability, deferred taxes	3,000
Total aggregate indebtedness as reported on Schedule I	**$ 17,686**

WIC CORP.
STATEMENT PURSUANT TO RULE 15c3-3
December 31, 2007

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2) of the rule.

WIC CORP.
AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL
December 31, 2007



MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

WIC CORP.

In planning and performing our audit of the financial statements of WIC Corp. for the year ended December 31, 2007, we considered the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by WIC Corp. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
WIC Corp.
Page 2

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of WIC Corp. taken as a whole. However, as discussed below, we identified certain deficiencies in internal control over financial reporting that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects WIC Corp.'s ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control. We consider the following deficiencies to be a material weakness in internal control over financial reporting.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 112, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not describes herein, and no corrective action has been taken or proposed by the Company. Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

Board of Directors
WIC Corp.
Page 3

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
January 31, 2008



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